August 18, 2010

Via EDGAR and by Facsimile

Ms. Inessa Kessman

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	Annual Report on Form 20-F for the Fiscal Year

Ended December 31, 2009 (File No. 001-14696)

Dear Ms. Kessman:

China Mobile Limited (the “Company”) has received the comment letter from the staff of the Division of Corporation Finance, dated August 9, 2010 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”), which was filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2010. On behalf of the Company, we wish to thank you and the other members of the SEC staff for taking the time to review the Form 20-F and for providing us with your helpful comments.

The Company notes that the SEC staff has requested that the Company respond to the comments within 10 business days from the date of the Comment Letter. The Company has carefully reviewed and considered the comments, and is in the process of preparing responses to these comments. Regrettably, partly due to the fact that the Company is currently in the process of preparing for the release of its interim results for the first half of 2010, the Company believes that it will not be in a position to respond to all of the SEC staff’s comments within 10 business days from August 9, 2010. However, the Company expects that it will be in a position to respond to all of the SEC staff’s comments by September 20, 2010, and would be grateful if the staff could accommodate the Company in this regard.

Ms. Inessa Kessman	-2-

Thank you again for your time. Please feel free to contact Mr. Gong Chen or Ms. Mirian Niu at 852-3121-8888, or Mr. William Chua of Sullivan & Cromwell LLP (tel: 852-2826-8632; fax: 852-2826-1773; email: chuaw@sullcrom.com), with any questions you may have.

Sincerely,

/s/ WONG Wai Lan, Grace
WONG Wai Lan, Grace
Company Secretary

cc:	Larry Spirgel

(Securities and Exchange Commission)

Gong Chen

Mirian Niu

(China Mobile Limited)

Chun Wei

William Y. Chua

(Sullivan & Cromwell LLP)